Exhibit 99.1

QuantaSing Group Extends Business Portfolio into Pop Toys Sector through Letsvan Investment

BEIJING, March 24, 2025 (GLOBE NEWSWIRE) -- QuantaSing Group Limited (NASDAQ: QSG) (“QuantaSing” or the “Company”), a leading lifestyle solution provider empowering adults to live better and longer, today announced that it entered into definitive agreements to invest in Shenzhen Yiqi Culture Co., Ltd. (“Letsvan”), a PRC-based company specializing in IP incubation, copyright commercialization, and the promotion and sales of pop toys. The transaction marks QuantaSing’s strategic entry into the pop toys market and broader consumer goods sector. Effective upon the completion of the investments pursuant to such agreements, Letsvan will become a controlled subsidiary of the Company, and its financial results will be consolidated into QuantaSing’s financial statements.

According to Frost & Sullivan, the global and China character toy markets reached RMB345.8 billion and RMB40.3 billion in 2023, respectively, and are expected to grow at a CAGR of 9.3% and 17.7% to reach RMB540.7 billion and RMB91.1 billion in 2028, respectively. Character-based figurines, a key segment in Letsvan’s portfolio, have shown strong growth with a 17.8% CAGR from 2017 to 2023 and are projected to maintain 16.8% growth through 2027. Collectible toys have gained substantial popularity in international markets, with growing consumer enthusiasm for limited-edition releases and character-based merchandise across various age demographics.

Letsvan has built a strong IP matrix featuring popular characters such as Wakuku, Ziyuli, and other distinctive IPs that have gained traction in the collectibles market. The company has achieved rapid channel expansion through partnerships with major retail chains, e-commerce platforms, and specialty toy stores, enhancing both online and offline distribution capabilities. International expansion is currently underway, including the establishment of Southeast Asian operations to capitalize on growing regional demand.

Following this strategic investment, QuantaSing will implement an omni-channel strategy for Letsvan that integrates online and offline retail experiences for consumers. With market validation successfully completed, the company is positioned to transform Letsvan into a significant business unit. A dedicated, integrated team comprised of QuantaSing’s leadership and Letsvan’s core team will execute the growth strategy, led by Mr. Peng Li, the founder, Chairman, and CEO of QuantaSing.

“This investment reflects our strategic approach to deploying our abundant cash reserves to capture structural opportunities in the consumer sector,” said Mr. Peng Li. “Having completed our market assessment, we are now advancing to the scaling phase by applying our digital marketing capabilities and operational know-how. We expect to drive growth in this segment while maintaining the financial discipline that has consistently delivered value to our shareholders.”

“Joining QuantaSing opens tremendous growth opportunities for Letsvan,” said Huiyu (Zack) Zhan, CEO of Letsvan. “By combining our IP advantages with QuantaSing’s operational capabilities and entrepreneurial spirit, we aim to become a leading player in the pop toys industry. We remain committed to refining our products and delivering exceptional service, ensuring our customers enjoy continuous, joyful experiences with our brands.”

About QuantaSing Group Limited

QuantaSing is a leading lifestyle solution provider empowering adults to live better and longer. Leveraging its profound understanding of adult users and robust infrastructure, QuantaSing offers easy-to-understand, affordable, and accessible online courses to adult learners as well as consumer products and service in selected areas to address the senior users’ aspirations for wellness.

For more information, please visit: https://ir.quantasing.com.

Contact

Investor Relations

Leah Guo

QuantaSing Group Limited

Email: ir@quantasing.com

Tel: +86 (10) 6493-7857

Robin Yang, Partner

ICR, LLC

Email: QuantaSing.IR@icrinc.com

Phone: +1 (212) 537-0429